Exhibit 99.1

Norwegian Cruise Line Reports Results for Fourth Quarter and Full Year 2010

Company sets full year EBITDA record in 2010

Fourth consecutive year of double-digit EBITDA growth

Posts tenth consecutive quarter of year-over-year EBITDA growth

MIAMI--(BUSINESS WIRE)--January 31, 2011--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the three and twelve months ended December 31, 2010.

2010 Company Highlights

  Record EBITDA of $400.4 million
  Net Yield increase of 7.7% and Net Revenue increase of 12.1% compared to prior year
  Successful introduction of Norwegian Epic, the Company’s largest-ever Freestyle Cruising ship
  Contract for two 4,000-berth Freestyle Cruising vessels for delivery in spring 2013 and spring 2014

Norwegian continued demonstrating improved financial performance in 2010 with strong increases in EBITDA, Net Yield and Net Revenue. EBITDA improved 23.6% to $400.4 million, setting a Company record. “I am extremely pleased with our results in 2010, especially after successfully navigating through the challenging economic environment of late 2008 and 2009,” said Kevin Sheehan, president and chief executive officer. “Improved ticket pricing and onboard spending, along with the benefits of our strategic initiatives, combined to drive Norwegian’s record results in 2010, setting up the year as the most successful in the Company’s history. Not only did we set an EBITDA record for a full year, it was also the fourth consecutive year of double-digit EBITDA growth.”

Company milestones for the year included the successful introduction of the Company’s largest and most innovative vessel to date, Norwegian Epic, to enthusiastic reviews from the travel media and the cruising public. Norwegian Epic has since settled into her seven-night alternating Eastern and Western Caribbean itineraries and will reposition to Europe for an extended summer season. The Company announced in the fourth quarter that it would expand its purpose-built Freestyle Cruising fleet by contracting for two 4,000-berth ships for delivery in spring 2013 and 2014. Said Sheehan, “Every team member at Norwegian has worked diligently over the last three years to generate consistently improving results and put the Company on firm financial footing. We now move ahead with the next chapter of Norwegian’s story of growth and innovation. These two new ships will take the best aspects of our current fleet along with new elements to create the innovative vacations that our guests have come to expect from Norwegian.”

Full Year Results

EBITDA for the twelve months ended December 31, 2010 increased 23.6% to $400.4 million from $324.1 million in 2009 (Adjusted EBITDA was $404.7 million in 2010 compared to $332.5 million in 2009). Net Revenue increased to $1.5 billion from $1.3 billion as a result of a 7.7% increase in Net Yield coupled with a 4.0% increase in Capacity Days. The improvement in Net Yield came as a result of both improved ticket pricing and onboard and other revenue per Capacity Day. The growth in Capacity Days was the result of the addition of Norwegian Epic to the fleet in June 2010 and was partially offset by the departure of Norwegian Majesty from the fleet in October 2009. Occupancy percentage in 2010, which included the planned phase-in period for Norwegian Epic, was 108.7% versus 109.4% in the prior year.

Net Cruise Cost per Capacity Day increased 4.2% primarily due to a 28.3% increase in the average cost of fuel to $490 per metric ton in 2010 from $382 per metric ton in 2009. Excluding fuel expense, Net Cruise Cost per Capacity Day was essentially flat versus prior year.

Interest expense, net of capitalized interest, increased to $173.8 million for the year compared to $115.4 million in 2009 due to an increase in borrowings related to the addition of Norwegian Epic and higher average interest rates. Other income (expense) was $(34.0) million in 2010 versus income of $10.4 million in 2009 primarily due to a non-recurring charge of $33.1 million related to foreign exchange contracts associated with the financing of Norwegian Epic in 2010 compared to gains from fuel derivatives in 2009.

Net income for the year, including the impact of the aforementioned loss on foreign exchange contracts was $22.6 million on revenue of $2.0 billion versus net income of $67.2 million on revenue of $1.9 billion in 2009.

Fourth Quarter Results

EBITDA for the fourth quarter of 2010 increased 69.7% to $63.4 million from $37.4 million in 2009 (Adjusted EBITDA was $64.3 million in 2010 and $41.6 million in 2009). Net Revenue increased 23.7% to $355.7 million from $287.6 million in 2009 driven by a 7.0% improvement in Net Yield and a 15.6% increase in Capacity Days. The improvement in Net Yield was a result of improved ticket pricing as well as improved onboard and other revenue per Capacity Day. Capacity Days increased due to the addition of Norwegian Epic to the fleet. Occupancy percentage for the quarter was 104.6% versus 106.0% in 2009.

Net Cruise Cost per Capacity Day in the quarter increased 1.0% over prior year. An increase in Other Cruise Operating Expense per Capacity Day, together with an increase in the average cost of fuel to $486 per metric ton from $467 per metric ton in 2009 were offset by lower general and administrative, payroll, and food expense per Capacity Day.

Interest expense, net of capitalized interest, increased to $54.7 million for the quarter compared to $37.5 million in 2009 due to an increase in borrowings related to the addition of Norwegian Epic and higher average interest rates. Taking into account the higher interest expense, net loss for the fourth quarter of 2010 was flat to prior year at $39.3 million compared to $39.0 million in 2009.

Terminology and Non-GAAP Financial Measures

Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

Capacity Days. Berths multiplied by the number of cruise days for the period.

EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Per Diem. Net Revenue per Passenger Cruise Day.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage or Load Factor. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Information

To supplement the Company’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company also provides certain non-GAAP financial measures, including EBITDA, Net Revenue, Net Yield, and Net Cruise Cost.

We define EBITDA as earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. This non-GAAP financial measure has certain material limitations, including:

* It does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* It does not include depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization expense, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

We define Adjusted EBITDA as EBITDA with supplemental adjustments. Each adjustment and the reasons we consider them appropriate for supplemental analysis should be evaluated. In evaluating Adjusted EBITDA, be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments, and it is subject to certain additional adjustments. Our use of Adjusted EBITDA may not be comparable to other companies within our industry.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 44-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company contracted for two 4,000-berth vessels for delivery in spring 2013 and spring 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, debuting for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos, Gibson Guitar, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and the incurrence of substantial indebtedness in the future; the continued borrowing availability under our credit facilities and compliance with our covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; changes in fuel prices or other cruise operating expenses such as crew, insurance and security; the risks associated with operating internationally; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interest may not be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates or foreign currency rates; increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings;

the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009

Revenue
Passenger ticket	$330,707	$269,958	$1,392,506	$1,275,844
Onboard and other	152,899	131,698	619,622	579,360
Total revenue	483,606	401,656	2,012,128	1,855,204
Cruise operating expense
Commissions, transportation and other	92,872	79,893	379,655	377,036
Onboard and other	35,056	34,157	153,137	158,330
Payroll and related	69,159	61,223	265,390	252,426
Fuel	56,202	48,830	207,210	162,683
Food	30,601	27,477	114,064	118,899
Other	72,616	50,185	227,842	220,080
Total cruise operating expense	356,506	301,765	1,347,298	1,289,454
Other operating expense
Marketing, general and administrative	63,658	62,517	264,398	241,676
Depreciation and amortization	46,897	38,369	170,191	152,700
Total other operating expense	110,555	100,886	434,589	394,376
Operating income (loss)	16,545	(995)	230,241	171,374
Non-operating income (expense)
Interest income	20	69	100	836
Interest expense, net of capitalized interest	(54,673)	(37,490)	(173,772)	(115,350)
Other income (expense)	(1,204)	(584)	(33,952)	10,373
Total non-operating income (expense)	(55,857)	(38,005)	(207,624)	(104,141)
Net income (loss)	$(39,312)	$(39,000)	$22,617	$67,233

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)
	December 31,
	2010	2009

Assets
Current assets:
Cash and cash equivalents	$55,047	$50,152
Accounts receivable, net	7,879	7,868
Inventories	32,763	28,865
Prepaid expenses and other assets	33,694	64,677
Total current assets	129,383	151,562
Property and equipment, net	4,639,281	3,836,127
Goodwill and tradenames	602,792	602,792
Other long-term assets	192,057	220,867
Total assets	$5,563,513	$4,811,348
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$78,237	$3,586
Accounts payable	64,399	28,376
Accrued expenses and other liabilities	216,501	206,644
Advance ticket sales	294,180	255,432
Total current liabilities	653,317	494,038
Long-term debt	3,125,848	2,554,105
Other long-term liabilities	52,680	58,654
Total liabilities	3,831,845	3,106,797
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized,
21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,330,792	2,328,302
Accumulated other comprehensive income	4,309	2,299
Retained earnings (deficit)	(603,458)	(626,075)
Total shareholders' equity	1,731,668	1,704,551
Total liabilities and shareholders' equity	$5,563,513	$4,811,348

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Year Ended
	December 31,
	2010	2009
Cash flows from operating activities
Net income	$22,617	$67,233
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization expense	191,913	169,701
Loss on translation of debt	-	22,677
Loss (gain) on derivatives	603	(35,488)
Write-off of deferred financing fees	6,410	6,744
Share-based compensation expense	2,520	4,075
Changes in operating assets and liabilities:
Accounts receivable, net	(11)	(532)
Inventories	(3,898)	629
Prepaid expenses and other assets	120,836	(90,605)
Accounts payable	36,023	(42,036)
Accrued expenses and other liabilities	3,185	(56,466)
Advance ticket sales	38,748	4,794
Net cash provided by operating activities	418,946	50,726
Cash flows from investing activities
Additions to property and equipment	(977,466)	(161,838)
Restricted cash	8,526	(4,735)
Net cash used in investing activities	(968,940)	(166,573)
Cash flows from financing activities
Repayments of long-term debt	(955,780)	(1,249,064)
Proceeds from long-term debt	1,601,659	1,121,021
Transactions with Affiliate, net	2,951	71,541
Contribution from Affiliates, net	-	100,000
Other, primarily deferred financing fees	(93,941)	(63,216)
Net cash provided by (used in) financing activities	554,889	(19,718)
Net increase (decrease) in cash and cash equivalents	4,895	(135,565)
Cash and cash equivalents at beginning of year	50,152	185,717
Cash and cash equivalents at end of year	$55,047	$50,152

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009

Passenger Cruise Days	2,495,624	2,188,720	9,559,049	9,243,154
Capacity Days	2,386,210	2,064,444	8,790,980	8,450,980
Occupancy Percentage	104.6%	106.0%	108.7%	109.4%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009

Passenger ticket revenue	$330,707	$269,958	$1,392,506	$1,275,844
Onboard and other revenue	152,899	131,698	619,622	579,360
Total revenue	483,606	401,656	2,012,128	1,855,204
Less:
Commissions, transportation
and other expense	92,872	79,893	379,655	377,036
Onboard and other expense	35,056	34,157	153,137	158,330
Net revenue	$355,678	$287,606	$1,479,336	$1,319,838

Capacity Days	2,386,210	2,064,444	8,790,980	8,450,980
Gross Yield	$202.67	$194.56	$228.89	$219.53
Net Yield	$149.06	$139.31	$168.28	$156.18

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009

Total cruise operating expense	$356,506	$301,765	$1,347,298	$1,289,454
Marketing, general and
administrative expense	63,658	62,517	264,398	241,676
Gross Cruise Cost	420,164	364,282	1,611,696	1,531,130
Less:
Commissions, transportation
and other expense	92,872	79,893	379,655	377,036
Onboard and other expense	35,056	34,157	153,137	158,330
Net Cruise Cost	292,236	250,232	1,078,904	995,764
Less:
Fuel	56,202	48,830	207,210	162,683
Net Cruise Cost Excluding Fuel	$236,034	$201,402	$871,694	$833,081

Capacity Days	2,386,210	2,064,444	8,790,980	8,450,980
Gross Cruise Cost per Capacity Day	$176.08	$176.46	$183.34	$181.18
Net Cruise Cost per Capacity Day	$122.47	$121.21	$122.73	$117.83
Net Cruise Cost Excluding Fuel per Capacity Day	$98.92	$97.56	$99.16	$98.58

EBITDA and Adjusted EBITDA were calculated as follows (in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009

Net income (loss)	$(39,312)	$(39,000)	$22,617	$67,233
Interest income	(20)	(69)	(100)	(836)
Interest expense, net of capitalized interest	54,673	37,490	173,772	115,350
Other expense (income)	1,204	584	33,952	(10,373)
Operating income (loss)	16,545	(995)	230,241	171,374
Depreciation and amortization expense	46,897	38,369	170,191	152,700
EBITDA	63,442	37,374	400,432	324,074
Legal fees (1)	-	-	-	1,500
Other (2)	866	4,256	4,313	6,959
Adjusted EBITDA	$64,308	$41,630	$404,745	$332,533

(1) Legal fees for credit facility amendments.
(2) Includes insurance claim recoveries, non-cash compensation and crew pension costs. Also includes costs related to a mechanical failure on one of our vessels that occured in the fourth quarter of 2009.

CONTACT:
Norwegian Cruise Line
Investor Relations
Mark A. Kempa, 305-436-4932
or
Edel Cruz, 305-436-4773
or
Media
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com